Exhibit (a)(6)

Press Contact:	Nicole Anderson Ciena Corporation +1 (877) 857-7377 pr@ciena.com

Investor Contact:	Gregg Lampf Ciena Corporation +1 (877) 243-6273 ir@ciena.com

Ciena Announces Final Results of Exchange

Offer for its 2018 Convertible Notes to Add Cash Settlement Conversion

Options

HANOVER, Md. – July 31, 2017 – Ciena® Corporation (NYSE: CIEN), today announced the final results of its offer to exchange its currently outstanding 3.75% Convertible Senior Notes due 2018 (the “Old Notes”) for a new series of 3.75% Convertible Senior Notes due 2018 (the “New Notes”) and an exchange fee of $2.50 per $1,000 original principal amount, to provide Ciena with cash settlement options upon any conversion election by the holders. The exchange offer expired at 12:00 midnight, New York City time, at the end of the day on Friday, July 28, 2017.

Ciena has been advised by the exchange agent, The Bank of New York Mellon, that $288,730,000 in aggregate principal amount at maturity of the Old Notes, representing approximately 82.5% of the Old Notes, were validly tendered for exchange and not withdrawn. Ciena has accepted all such Old Notes for exchange and expects to complete the settlement and exchange of the New Notes and payment of the exchange fee on Wednesday, August 2, 2017. Following settlement of the exchange, $61,270,000 in aggregate principal amount at maturity of Old Notes and $288,730,000 in aggregate principal amount at maturity of the New Notes will be outstanding. The New Notes give Ciena the option, at its election, to settle conversions of such notes for cash, shares of its common stock, or a combination of cash and shares. Through these cash settlement options, Ciena believes that it will gain additional flexibility to better manage its long-term capital structure and reduce the dilutive impact of its convertible notes upon stockholders.

A registration statement relating to the securities to be issued in the exchange offer has been filed with the Securities and Exchange Commission and has been declared effective. The dealer manager for the exchange offer was J. P. Morgan Securities LLC. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities to be issued in the exchange offer in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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About Ciena

Ciena (NYSE: CIEN) is a network strategy and technology company. We translate best-in-class technology into value through a high-touch, consultative business model – with a relentless drive to create exceptional experiences measured by outcomes. For updates on Ciena, follow us on Twitter @Ciena, LinkedIn, the Ciena Insights blog, or visit www.ciena.com.

Note to Ciena Investors

You are encouraged to review the Investors section of our website, where we routinely post press releases, SEC filings, recent news, financial results, and other announcements. From time to time we exclusively post material information to this website along with other disclosure channels that we use. This press release contains certain forward-looking statements that are based on our current expectations, forecasts, information and assumptions. These statements involve inherent risks and uncertainties. Actual results or outcomes may differ materially from those stated or implied, because of risks and uncertainties, including those detailed in our most recent annual or quarterly report filed with the SEC. Forward-looking statements include statements regarding our expectations, beliefs, intentions or strategies and can be identified by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” and “would” or similar words. Ciena assumes no obligation to update the information included in this press release, whether as a result of new information, future events or otherwise.